Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Present New Data at 2019 ASCO Annual Meeting From Its Phase 2 Clinical Trial Evaluating DPX-Survivac in Ovarian Cancer

Company to host conference call following ASCO presentation on June 2 to discuss updated clinical data

Dartmouth, Nova Scotia; May 16, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that the American Society of Clinical Oncology (ASCO) has published an abstract on the Company’s clinical study evaluating its lead candidate, DPX-Survivac, in recurrent advanced ovarian cancer. The abstract was released online on the ASCO website yesterday in advance of ASCO’s annual meeting in Chicago, Illinois, taking place May 31 –June 4, 2019.

The final conference poster presentation will include additional data collected between the abstract submission cutoff date of February 12, 2019, and the presentation itself.

Conference Call and Webcast Information

IMV will host a webcast and conference call to provide an overview of its ASCO presentation on Sunday, June 2, 2019 at 9:00 a.m. ET. The conference line is (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (International), and the conference ID# is 8579285. A live audio webcast and presentation will be available via this link and through the 'Events and Presentations' page of IMV’s website.

IMV ASCO 2019 Presentation Detail

Poster Title: “DPX-Survivac and intermittent low-dose cyclophosphamide (CPA) with or without epacadostat (E) in the treatment of subjects with advanced recurrent epithelial ovarian cancer (DeCidE1 trial): T cell responses and tumor infiltration correlate with tumor regression.”
Abstract Number: 5576
Session Title: Gynecologic Cancer
Date and Time: June 1, 2019, 1:15 – 4:15 p.m. CT

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a cytotoxic T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. IMV has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication. It is currently being evaluated in multiple Phase 1b/2 clinical trials.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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SOURCE: IMV Inc.

Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext: 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com